2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

LUNDIN MINING COMPLETES ACQUISITION
OF 4 MILLION UNITS OF SANU RESOURCES LTD.

January 30, 2007 (TSX: LUN; SSE: LUMI; AMEX: LMC) Lundin Mining Corporation ("Lundin Mining" or "the Company") announces that it has completed the acquisition of 4,000,000 units of Sanu Resources Ltd. ("Sanu") at a price of Cdn $0.65 per unit for a total investment of Cdn $2.6 million. Each unit comprises one common share and one transferable common share purchase warrant. Each warrant is exercisable into one common share of Sanu at a price of Cdn $0.90 per share over a period of 2 years. As a result of the acquisition, the Company owns approximately 14% of the issued and outstanding common shares of Sanu, before giving effect to any shares that may be acquired by the Company on exercise of the share purchase warrants.

Sanu is a publicly-traded mining company listed on the TSX Venture Exchange.

The Company has acquired the securities of Sanu for investment purposes and may acquire further securities of Sanu, or dispose of its holdings of Sanu as investment conditions warrant.

Lundin Mining is a rapidly growing, mid-tier mining company engaged in the acquisition, exploration, development and mining of base metal deposits internationally. In addition to the Neves-Corvo mine in Portugal, the Company operates the Zinkgruvan and Storliden mines in Sweden and the Galmoy mine in Ireland

For further information, please contact:

Ron Ewing, Vice-President: 1-604-681-1337
Catarina Ihre, Investor Relations: +46-70-607-9263
Sophia Shane, Investor Relations: 1-604-689-7842

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the companies' expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the companies can access financing, appropriate equipment and sufficient labour and that the political environment where the Companies operate will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.